United States securities and exchange commission logo





                        April 12, 2023

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       James Francis
       Chief Executive Officer
       ESH Acquisition Corp.
       228 Park Ave S, Suite 89898
       New York, New York 10003-1502

                                                        Re: ESH Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 26, 2022
                                                            File No. 333-265226

       Dear James Francis:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.



              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 James Francis
ESH Acquisition Corp.
April 12, 2023
Page 2

      Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
3269 with any questions.



FirstName LastNameJames Francis                         Sincerely,
Comapany NameESH Acquisition Corp.
                                                        Division of Corporation
Finance
April 12, 2023 Page 2                                   Office of Real Estate &
Construction
FirstName LastName